# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kodiak Sciences Inc., CIK 0001468748
CUSIP: 50015M109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1250 PAGE MILL RD, PALO ALTO, California (CA), 94304
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-25-003768
Filed by CIK 0001603466

## Reporting persons
- Point72 Asset Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,166,929; sole dispositive power 0; shared dispositive power 2,166,929; aggregate amount beneficially owned 2,166,929 (3.5% of the class)
- Point72 Capital Advisors, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,166,929; sole dispositive power 0; shared dispositive power 2,166,929; aggregate amount beneficially owned 2,166,929 (3.5% of the class)
- Steven A. Cohen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,166,929; sole dispositive power 0; shared dispositive power 2,166,929; aggregate amount beneficially owned 2,166,929 (3.5% of the class)

## Item 1. Issuer
Name of issuer: Kodiak Sciences Inc.
Address of issuer's principal executive offices: 1250 Page Mill Road, Palo Alto, CA 94304

## Item 2. Person Filing
Name of person filing:
This statement is filed by: (i) Point72 Asset Management, L.P. ("Point72 Asset Management") with respect to the shares of common stock, par value $0.0001 per share ("Shares"), of Kodiak Sciences Inc. (the "Issuer") held by an investment fund it manages; (ii) Point72 Capital Advisors, Inc. ("Point72 Capital Advisors Inc.") with respect to the Shares held by an investment fund managed by Point72 Asset Management; and (iii) Steven A. Cohen ("Mr. Cohen") with respect to the Shares beneficially owned by Point72 Asset Management and Point72 Capital Advisors Inc.

Each of Cubist Systematic Strategies, LLC and Point72 Europe (London) LLP are relying advisers on the Form ADV of Point72 Asset Management and each acts as a sub-advisor with respect to a portion of the Shares reported herein.
Address of principal business office or, if none, residence: The address of the principal business office of Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902.
Citizenship: Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc. is a Delaware corporation. Mr. Cohen is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on December 31, 2025.

Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen own directly no Shares. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by an investment fund it manages. Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management. Mr. Cohen controls each of Point72 Asset Management and Point72 Capital Advisors Inc. The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the Shares reported herein.

The aggregate percentage of Shares reported to be beneficially owned by each Reporting Person is based on 61,048,428 Shares outstanding, which is the sum of (i) 6,956,522 Shares issued in the offering described in the Issuer's Prospectus filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission (the "SEC") on December 17, 2025; (ii) 1,043,478 Shares issued pursuant to the exercise of the underwriters' overallotment option as reported in the Issuer's Current Report on Form 8-K filed with the SEC on December 18, 2025; and (iii) 53,048,428 Shares outstanding as of November 6, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 13, 2025.
Percent of class: 3.5%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on December 31, 2025.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on December 31, 2025.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on December 31, 2025.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on December 31, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Point72 Asset Management, L.P.: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (02/17/2026)
- Point72 Capital Advisors, Inc.: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (02/17/2026)
- Steven A. Cohen: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (02/17/2026)